FOR IMMEDIATE RELEASE            Contact: Guy T. Marcus
July 9, 1998                              Vice President, Investor Relations
                                          (214) 978-2691


                   HALLIBURTON-DRESSER MERGER CLEARS IN CANADA

         Dallas, TEXAS -- Halliburton Company (NYSE:HAL) and Dresser Industries, Inc. (NYSE:DI) have received an Advance Ruling Certificate from the Canadian Bureau of Competition Policy clearing the merger of the two companies.
         Halliburton and Dresser previously announced a definitive merger agreement which calls for Dresser's shareholders to receive one newly issued share of Halliburton for each share of Dresser. Both of the companies' shareholders have voted their approval for the merger plan. The European Commission, under the European Community Merger Control Regulations, cleared the merger of the two companies earlier this week. At the present time the companies have other regulatory filings in process with the U.S. Department of Justice and regulatory agencies in certain other countries. The companies expect to complete the merger during the fall of 1998.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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